
03051909

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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**



# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-49409 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vestech Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8100 E. 22nd St., North #B, Bldg. 600
(No. and Street)

| Wichita | KS | 67226 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

| 14175 Proton Rd. | Dallas | TX | 75244 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 29 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Earle W. Evans, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vestech Securities, Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title


PATRICIA A. MCCULLOUGH
MY COMMISSION EXPIRES
February 26, 2006
OFFICIAL
SEAL

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VESTECH SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED

JUNE 30, 2003

VESTECH SECURITIES, INC.

CONTENTS



**Cheshier & Fuller, L.L.P.**
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
Vestech Securities, Inc.

We have audited the accompanying statement of financial condition of Vestech Securities, Inc., as of June 30, 2003, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vestech Securities, Inc., as of June 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
August 15, 2003

VESTECH SECURITIES, INC.
Statement of Financial Condition
June 30, 2003

## ASSETS

| | |
|---|---|
| Cash | $ 3,129 |
| Receivable from broker-dealers and clearing organizations | 27,820 |
| Receivable from shareholder | 35,697 |
| Securities owned, at fair value | 3,300 |
| | $ 69,946 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| Accounts payable and accrued expenses | $ 17,130 |
| Payroll taxes payable | 1,900 |
| | 19,030 |
| Stockholders' equity: | |
| Common stock - no par value, 100,000 shares authorized, 1,000 shares issued and outstanding | 40,000 |
| Additional paid in capital | 5,701 |
| Retained earnings | 5,215 |
| Total stockholders' equity | 50,916 |
| | $ 69,946 |

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
Statement of Income
For the Year Ended June 30, 2003

| | |
|---|---|
| **Revenues** | |
| Securities commissions | $ 314,526 |
| Interest income | 69 |
| Other income | 5,292 |
| | 319,887 |
| **Expenses** | |
| Compensation and benefits | 116,445 |
| Commissions and clearance paid to all other brokers | 86,056 |
| Communications | 11,649 |
| Occupancy and equipment costs | 9,777 |
| Promotional expenses | 1,728 |
| Other expenses | 125,936 |
| | 351,591 |
| Net loss | $ (31,704) |

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2003

| | Common Stock | Paid In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balances at June 30, 2002 | $ 40,000 | $ 5,701 | $ 36,919 | $ 82,620 |
| Net loss | | | (31,704) | (31,704) |
| Balances at June 30, 2003 | $ 40,000 | $ 5,701 | $ 5,215 | $ 50,916 |

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2003

| | |
|---|---|
| Balance at June 30, 2002 | $ -0- |
| Increases | -0- |
| Decreases | -0- |
| Balance at June 30, 2003 | $ -0- |

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
Statement of Cash Flows
For the Year Ended June 30, 2003

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net loss | $ (31,704) |
| Adjustments to reconcile net loss to net cash provided (used) by operating activities: | |
| Change in assets and liabilities: | |
| Increase in receivable from broker-dealers and clearing organizations | (9,169) |
| Decrease in receivable from shareholder | 2,481 |
| Increase in accounts payable and accrued expenses | 5,755 |
| Decrease in federal income taxes payable | (3,200) |
| Increase in payroll taxes payable | 1,900 |
| Net cash provided (used) by operating activities | (33,937) |
| **Cash flows from investing activities** | |
| Net cash provided (used) by investing activities | -0- |
| **Cash flows from financing activities** | |
| Net cash provided (used) by financing activities | -0- |
| Net decrease in cash | (33,937) |
| Cash at beginning of period | 37,066 |
| Cash at end of period | $ 3,129 |

**Supplemental disclosures**

Cash paid for:

| | |
|---|---|
| Income taxes | $ -0- |
| Interest | $ -0- |

The accompanying notes are an integral part of these financial statements.

VESTECH SECURITIES, INC.
Notes to Financial Statements
June 30, 2003

Note 1 - Summary of Significant Accounting Policies

Vestech Securities, Inc. ("Company") operates as a broker-dealer in securities registered with the Securities and Exchange Commission (S.E.C.) under Rule 15c3-3(K)(2)(ii) which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company was incorporated in the state of Kansas on March 13, 1996 and became effective with the National Association of Securities Dealers, Inc. (N.A.S.D.) on October 22, 1996. The majority of the Company's business is conducted with customers located in Kansas.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Securities transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and related expenses are adjusted to a trade date basis.

Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Federal Income Taxes

The Company files as an "S" corporation for Federal income tax purposes. The Company's net income is taxed at the shareholder level rather than at the corporate level for Federal income tax purposes, and thus, no provision for Federal income taxes has been made in the accompanying financial statements.

Note 3 - Related Party Transactions

The Company rents office space from a related party on a month-to-month basis. The Company paid office rent of $9,458 for the year ended June 30, 2003.

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2003, the Company had net capital of approximately $11,671 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.63 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 6 - Employee Benefits

The Company has a Simple IRA pension plan, whereby eligible employees may voluntarily contribute a percentage of compensation. The Company will match a portion of the employee's contribution up to 3% of the employee's compensation for the year. During the year ending June 30, 2003, the Company made contributions of $-0-.

Note 7 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

June 30, 2003

**Schedule I**

VESTECH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2003

## COMPUTATION OF NET CAPITAL

| | |
|---|---|
| Total stockholders' equity qualified for net capital | $ 50,916 |
| Add: Other deductions or allowable credits | -0- |
| Total capital and allowable subordinated liabilities | 50,916 |
| Deduction and/or charges: | |
| Non allowable assets: | |
| Receivable from shareholder | (35,697) |
| Net capital before haircuts on securities positions | 15,219 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)): | |
| Non-marketable securities | (3,300) |
| Other securities | (248) |
| Net capital | $ 11,671 |

## AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Accounts payable and accrued expenses | $ 17,130 |
| Payroll taxes payable | 1,900 |
| Total aggregate indebtedness | $ 19,030 |

**Schedule I (continued)**

VESTECH SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2003

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6-2/3% of total aggregate indebtedness) | $ 1,269 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Net capital in excess of required minimum | $ 6,671 |
| Excess net capital at 1000% | $ 9,768 |
| Ratio: Aggregate indebtedness to net capital | 1.63 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

| | |
|---|---|
| Net capital, as reported in Company's Part II (unaudited) | |
| Focus report | $ 21,192 |
| Increase in receivable from broker dealers and clearing organizations | 5,934 |
| Increase in accounts payable and accrued expenses | (16,130) |
| Increase in payroll taxes payable | (2,525) |
| Decrease in federal income taxes payable | 3,200 |
| Net capital per audited report | $ 11,671 |

**Schedule II**

VESTECH SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2003

## EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services Corporation

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

June 30, 2003



Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Shareholder
Vestech Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Vestech Securities, Inc., (the "Company"), for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CHESHIER & FULLER, L.L.P.

Dallas, Texas
August 15, 2003